UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-37652

Midatech Pharma PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way,

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Closing of Private Placement

On February 15, 2023, Midatech Pharma PLC (the “Company”) completed the closing of its previously announced private placement of (i) 2,600,160 American depositary shares of the Company (the “ADSs”), at a purchase price of US$0.58 per ADS, and (ii) pre-funded warrants to purchase up to 7,744,662 ADSs. Each ADS represents 25 ordinary shares, nominal value 0.1p, in the capital of the Company, for aggregate gross proceeds of approximately $6.0 million. Subject to receipt of shareholder approval at a general meeting, the Company will also issue to the investors (x) Series A warrants exercisable for an aggregate of 10,344,822 ADSs, (y) Series B warrants exercisable for an aggregate of 15,517,236 ADSs and (z) subject further to certain reset provisions previously disclosed, pre-funded warrants to purchase up to an additional 49,65,178 ADSs.

The information included under the heading “Closing of Private Placement” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On February 15, 2023, the Company issued a press release announcing the closing of the private placement. A copy of such press release is attached as Exhibit 99.1 hereto.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of February 2023 is:

Exhibit No.	Description
99.1	Press Release, dated February 15, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Midatech Pharma PLC

Date: February 15, 2023	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and
Chief Financial Officer